UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Enters into Settlement and Mutual Release with SPI

We, LDK Solar CO., Ltd., in provisional liquidation, today announced that, our subsidiary, LDK Solar International Company Limited (“LDK Solar HK”), has entered into a settlement and mutual release agreement with Solar Power, Inc. (“SPI”), an associate with approximately 30% of equity investment by us. Pursuant to the arrangement, LDK Solar HK agreed to release and discharge SPI from all actions, claims, demands, damages, obligations, liabilities, controversies and executions arising out of SPI’s payables of approximately $46 million to LDK Solar HK and subsidiaries, in exchange for a settlement amount of $11 million, in addition to $17 million already paid by SPI. Pursuant to the settlement and mutual release agreement, SPI will pay the $11 million additional settlement amount in seven installments before December 31, 2015 in accordance with an agreed schedule. Unless extended with mutual agreement, LDK Solar HK is entitled to revoke the settlement arrangement should SPI default in the payment of any agreed installment for more than 30 days.

Attached hereto as Exhibit 99.4 is our press release issued on December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: December 31, 2014

Exhibit 99.4

LDK Solar Enters into Settlement and Mutual Release with SPI

XINYU, China and SUNNYVALE, California — December 31, 2014 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”) announced today that, its subsidiary, LDK Solar International Company Limited (“LDK Solar HK”), has entered into a settlement and mutual release agreement with Solar Power, Inc. (“SPI”), an associate with approximately 30% equity investment by LDK Solar. Pursuant to the arrangement, LDK Solar HK agreed to release and discharge SPI from all actions, claims, demands, damages, obligations, liabilities, controversies and executions arising out of SPI’s payables of approximately $46 million to LDK Solar HK and subsidiaries, in exchange for a settlement amount of $11 million, in addition to the $17 million already paid by SPI. Pursuant to the settlement and mutual release agreement, SPI will pay the $11 million additional settlement amount in seven installments before December 31, 2015 in accordance with an agreed schedule. Unless extended with mutual agreement, LDK Solar HK is entitled to revoke the settlement arrangement should SPI default in the payment of any agreed installment for more than 30 days.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar CO., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

4